Exhibit 99.21

CONSENT OF EXPERT

I hereby consent to the use of my name and information attributed to me included or incorporated by reference in the Annual Report on Form 40-F for the year ended June 30, 2025 of New Pacific Metals Corp. being filed with the United States Securities and Exchange Commission.

Dated: September 15, 2025

/s/ Alex Zhang
Alex Zhang, P.Geo.